Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated November 3, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The interview transcripted as Exhibit A appeared on the Yahoo! Finance on October 21, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Yahoo! Finance Tech|Ticker Interview with Renaud Laplanche

October 21, 2008

Lending Club to TechTicker: We're Not Dead Yet!

Reported by Sarah Lacy

"My guest today is Renaud Laplanche, who is the CEO and founder for LendingClub. Now Lending Club is one of those peer-to-peer lending sites that Paul Kadrosky and I talked about last week. Real quickly, tell us the idea behind peer-to-peer lending."

Renaud Laplanche:

"Sure. So, peer-to-peer lending is really going back to the way lending was done in the old ages before the big banks stepped into the picture. So really you have two sides, lenders and borrowers. People are lending money to each other on the internet without an intermediary in between. And, because there is no intermediary, both lenders and borrowers derive more efficiency and are able to lend and borrow money at a better rate than they could get from a bank."

Sarah Lacy:

"Now, Paul and I have talked about this segment last week. Because there are several press reports that it is really struggling and one of the reasons why the activity was down was the SEC was stepping in and regulating a lot of the players on what could be done. Now you guys got your SEC regulation last week. You have been in a period where you couldn't really lend for 6 months before. So tell us about that whole process. Did the SEC come in because they were nervous about this or did you go to them?"

Renaud Laplanche:

"Well, if you look at the big picture really, more regulation and oversight is a good thing. It's a good thing for us because the frame work is more certain; as there was previously an uncertainty as to how lending was being regulated. And, it's a good thing for lenders because they benefit from additional disclosures and all the requirements in order to get the SEC registration going. We think overall this is a positive thing for the space.

Sarah Lacy:

"One of the big reasons why you did this is because you wanted to get into the secondary market for your loans which would basically allow your lenders to trade in and out of those loans as they wanted to do. But isn't it the secondary market one of the things that got us into this credit crisis at a macro level?"

Renaud Laplanche:

"Not at all. We think what got us in the financial crisis to start with is the subprime lending; banks lending to borrowers who clearly couldn't repay their loans, and then the adjustable rate mortgages that made those payments even more expensive to the borrowers.

On Lending Club, it's really the opposite. There's no sub-prime lending. Only to borrowers with good credit to start with low debt to income ratio with a minimum credit score of 640 and their maximum debt to ratio is 25%. So, that's credit-worthy borrowers to start with, and then there is no adjustable rate. It's all fixed rate. The borrower knows in advance exactly of how much he's going to pay in the next few years.

The secondary market in our case is just an instrument for lenders who want liquidity on their loans, if they want to divest those loans for some reason."

Sarah Lacy:

"Now some of the other knocks on this is some of the lenders are starting see defaults. They're starting to pull out. I know that you guys have said your defaults are very low, I believe less that 2% right now. This is one of the concerns that Paul Kedrosky had with this asset class is that if your defaults are that low either there is too much froth in the system or everyone is going to rush into this system and it's somehow is going to erode the quality. I mean, he believes that if you're going to be a true marketing site that is going to be sustainable, you're naturally showing some defaults. What do you say to that?"

Renaud Laplanche:

"That's right. We are showing defaults: 1.7% default is not nothing. It is a reasonable default rate. It's about the same level of defaults as you can see in small banks and community banks, which are in fact very close to what Lending Club does. When you look at the credit card portfolios right now, they are experiencing between 4-5% default, so we're doing better than other unsecured lending, especially because of our tight lending policy; lending to only good-credit borrowers. But, there is still a 1.7% default rate at this point."

Sarah Lacy:

"How many loans are you doing? I know you guys couldn't do loans in the same way for six (6) months. Now that you can start lending again, what do expect to start doing? Because there's got to be some insecurity, because we're all human beings. You guys may be different from the credit markets, but when all credit markets are going to be doing this, you think that people lending money are going to be naturally more worried."

Renaud Laplanche:

"Naturally, some people are going to worry about banks defaulting, about people defaulting on their mortgages. That is certainly a reason for lenders to hold back and we certainly don't recommend that investors invest all their money in peer-to-peer lending, but we think that as part of a diversified asset allocation, it does make sense to have some money in the stock market, some money in bonds, and some money with Lending Club where it is exposed to credit risk. That's credit risk on prime borrowers which is very different from sub-prime."

Sarah Lacy:

"How big do you think this industry is? I think the New York Times said it pays to do $150MM. Obviously, given the global credit market, it's a pretty tiny slice. How big do you think it could get?"

Renaud Laplanche:

"If you look at other financial companies that launched in the first year, the first year is difficult: $150MM in the first year is more money than PayPal transferred in its first year. It's really the beginning and you're going to see more and more volume. Since we opened the site on Tuesday, we have been seeing more than 550 lenders signing up and more than $1.2MM being loaded into the site. So, it's certainly a sign things are going in the right direction and things are going to grow pretty fast in the near future."